                                                                                                                November 19, 2009

Filed by Edgar Correspondence

Mr. Tony Burak
Staff Accountant
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Re: Calvert Variable Series, Inc. Section 408 Review under Sarbanes-Oxley
       SEC File No. 811-3591

Dear Mr. Burak:

In connection with the Staff’s Section 408 review of the December 31, 2008 annual reports to shareholders on Form N-CSR of Calvert Variable Series, Inc. (CVS), please be advised of the following:

1.   You inquired as to the reason that the one-year average annual total return shown in the annual report for CVS Social MidCap Growth, CVS Social International Equity, CVS Social Balanced and CVS Income differs from that shown in the prospectus. The total return in the prospectus can differ from that in the annual report as the financial statements are prepared in accordance with generally accepted accounting principles (GAAP) and we use the audited total return figures from the financial highlights in calculating performance. As financial statements are prepared, certain adjustments are made, such as the need to true up actual expenses from the accrual estimates that existed during the monthly period. These immaterial adjustments may cause the net asset value used for financial reporting purposes to either round up or down. In the prospectus, we use the customer accounting performance results that represent the actual amount shareholders received. Customer accounting performance is based on net asset value at period end, unadjusted for GAAP financial statement preparation purposes. The above explains the primary cause for the difference between the prospectus and the annual report for the funds cited.

2.  You noted that our primary broad-based securities market index (Instruction 5 to Item 22(b)(7) of Form N-1a) for the CVS Social Balanced Portfolio is a composite (blend) comprised of 60% Russell 1000 Index and 40% Barclay’s Capital U.S. Credit Index.  The composite was approved by the registrant’s Board of Directors as its primary index and is the index shown in Item 2(c)(2) of the prospectus.  We believe that the composite is more meaningful to investors in that it provides a truer comparison to the Fund than an index that tracks only one class of assets and that could be confusing to shareholders in a mixed-allocation fund such as the CVS Social Balanced Portfolio.  Nevertheless, beginning with the next CVS report to shareholders we will show a single (noncomposite) broad-based securities market index as the primary index for the CVS Social Balanced Portfolio.

3. You noted that the back cover page of the prospectus for the CVS Ameritas Portfolios (Ameritas Prospectus) refers investors to the Calvert website to obtain the latest shareholder report and the statement of additional information (SAI), but that these Ameritas documents are not available on the Calvert website.  We will post the Ameritas documents to the Calvert website, or otherwise correct the cross-reference. Further, you noted that the Ameritas Prospectus referred investors to the Calvert website for current money market performance information. Again, we will either add the performance to the Calvert website, or correct this cross reference to where that performance information is available. Finally, there is a similar reference on the front cover of Ameritas SAI to the Calvert website that we will correct.

In conclusion, on behalf of the Registrant and as an officer of Calvert Variable Series, Inc., I acknowledge that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please call me at (301) 951-4881 if you have any questions.

                                                                       Very truly yours,

                                                                        Susan Walker Bender
                                                                        Assistant Secretary and Assistant Vice
                                                                        President
                                                                        Calvert Variable Series, Inc.

cc:        William M.Tartikoff